July 21, 2006

Mail Stop 6010

Richard O. Faria
Chief Financial Officer
Scientific Technologies Incorporated
6550 Dumbarton Circle
Freemont, CA 94555

> **Re:** **Scientific Technologies Incorporated**
> **Amendment No. 1 to Schedule 14A**
> **Filed July 7, 2006**
> **File No. 000-12254**

Dear Mr. Faria:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Special Meeting, page 1

1.	Please clarify whether the disclosed per share merger consideration to be paid to all shareholders, including affiliates, includes the consideration the affiliates paid for your Automation Products Group.

Opinion of STIZ's Financial Advisor, page 8

2.   Please provide an analysis supporting your statement that the sale of the Automation Products Group does not "materially relate" to the merger given that it represents a portion of the consideration to be received by shareholders and is a condition of the merger.

Fees and Expenses, page 11

3.   Please expand your disclosure in response to prior comment 8 to quantify the amount that the per share merger consideration will be reduced due to fees and expenses. Note that the per share merger consideration that you disclose on the cover and throughout your document should be the minimum amount of consideration that shareholders will receive; you may than disclose that you may pay additional consideration due to factors that you describe and quantify, such as expenses being lower than expected.

The Merger, page 20

4.   We note your response to comment 1 regarding the calculation of the merger consideration. In an appropriate section of your document, please explain how the consideration will be calculated and the reason for the formula.

Background, page 20

5.   With a view toward clarified disclosure, please tell us why, according to page 7, your parent company is receiving $88,800,000 of the $94,000,000 consideration. Please also reconcile these numbers with the $108.2 million consideration disclosed on page 29, and tell us why this figure differs from the offer amount disclosed on page 26 of the financial advisor's April 24, 2006 material provided to us.

Financial Analyses, page 27

6.   Please expand your disclosure in response to prior comment 17 to clarify how the financial advisor determined which comparable companies and transactions that satisfied the selection criteria to exclude from its analysis.

Transactions Related to the Merger, page 37

7.   We note your response to comment 2. Please note that we will continue to review
        your analysis once we have received your response to the comments in this letter.

8.   Please disclose the terms of the $6,000,000 note.

Annex B

9.   We note the revisions to the fairness opinion in response to comment 21.
        However, the opinion limits the use "solely" to the board of directors. Please
        revise to delete any portion of the opinion that limits shareholders' ability to rely
        on it, or, alternatively, add an explanation as referenced in prior comment 21.

10.   We note your response to comment 22 that the condition has been satisfied.
        However, the disclosure on page 25 states only that neither The Spartan Group
        nor its counsel have objected to the disclosure, not that they have found it
        acceptable. Please revise your disclosure to make clear whether this condition has
        been satisfied.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Drew Markham, Esq.